November 6, 2012

Larry Spirgel, Assistant Director

Christy Adams Terry French Celeste M. Murphy Ajay Koduri

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, DC 20549

VIA EDGAR AND FEDERAL EXPRESS

Re:

Privileged World Travel Club, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 22, 2012

File No. 333-183743

Dear Mr. Spirgel, Ms. Adams, Mr. French, Ms. Murphy, and Mr. Koduri:

This letter is written on behalf of Privileged World Travel Club, Inc., (the “Company”), and responds to the letter of the Commission staff (the “Staff”) dated November 1, 2012 (the “Comment Letter”), with regard to the above-referenced Amendment No. 1 (“Amendment No.1”) to the Registration Statement on Form S-1 (the “Registration Statement” or “S-1”), SEC File No. 333-183743, and contains the Company’s responses to the Staff’s comments.

The Company has filed today an amendment to the Registration Statement (“Amendment No. 2”) to respond to the Staff’s comments and to provide additional information.  A paper copy of Amendment No. 2, redlined to show changes to the original Registration Statement, has also been provided for your convenience. (Amendment No. 2 also includes other changes, including changes to correct typographical errors on the number of shares outstanding, and related changes to percentage ownership.  No additional shares of common stock have been issued, but the total outstanding number of shares in the original filing and Amendment No. 1 were incorrectly reported.  Amendment No. 2 corrects this error.)

For your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response.  All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 2.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 2.

General

1.

We note your response to comment 1 from our letter dated October 3, 2012. Please:

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Provide us on a supplemental basis documentation of the third-party valuation of the ReservationExpert software where it was valued at about

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$30 million.

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Revise your disclosure regarding updating your website and designing two other websites for your Chinese operations.

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File your agreements with merchant banks as exhibits.

Response to Comment No. 1

The Company has provided a hard copy of the third-party valuation of the ReservationExpert software with the paper copy of the letter submitted to the Commission.

The Company has revised its disclosures in Amendment No. 2 to discuss the negotiations with the service provider about the development of the domestic website and the two Chinese websites throughout the Prospectus.

Finally, as of the date of the filing of Amendment No. 2, the Company had entered into a merchant bank agreement with World Financial National Bank, and has disclosed the entry into such agreement.  Additionally, the Company has provided a copy of the agreement as an exhibit to Amendment No. 2.

2.

We note in your response to comment 2 from our letter dated October 3, 2012 a reference to the company’s predecessor. Please tell us which company you refer to as predecessor and describe the manner in which you are succeeding to a previous business.

Response to Comment No. 2

To clarify, in response to the Commission’s first letter, the Company included the following paragraph:

“The remaining Selling Stockholders (referred to herein as the “Service Provider Stockholders”) were individuals and entities that provided service to the Company and its predecessor and related entities in connection with preparation for and commencement of the Company’s business operations.”

The use by the phrase “predecessor and related entities” by counsel for the Company may have been an inartful description of the true nature of the entities involved.

By way of background, in May 2012, Mr. Lykiardopoulos formed Privileged, Inc., a Nevada corporation (“Privileged Nevada”) for the purpose of exploring the possibility of developing a domestic and international travel business.  He undertook certain preliminary operations, including contacting individuals and entities in China and other overseas companies relating to the commencement of the business.  Privileged Nevada had no financial activity.  It raised no capital, and had no revenues or expenses.  Several of the Service Provider Stockholders (as defined in the quoted paragraph above) provided initial services to Privileged Nevada. Privileged Nevada is a wholly owned subsidiary of Triton Distribution Services, Inc., which is also a significant shareholder of Privileged World Travel Club, Inc.

Subsequent to the commencement of the activities described above, Mr. Lykiardopoulos determined to acquire the outstanding shares of APEX 4 Inc., a Delaware corporation that had filed a Form 10 registration statement.  Once Mr. Lykiardopoulos had acquired the shares and had been appointed to the Board of Directors of the Company, he changed the name of the Company from APEX 4 to Privileged World Travel Club, Inc., and continued the exploration of the business development activities in the Company.  Mr. Lykiardopoulos was able to continue his discussions with the individuals and entities contacted previously, which resulted in certain contracts for the Company (including the License Agreement, the Travel Services Agreement, and the Stock Purchase Agreement).  Additionally, the Company was able to benefit from certain of the services that were provided to Privileged Nevada (including website development, negotiations with Chinese travel providers), in exchange for which, the Company issued shares of its common stock as described in the quoted paragraph above.

As such, Privileged Nevada was a “predecessor entity” in the sense that Mr. Lykiardopoulos had undertaken very preliminary steps to explore the establishment of a domestic and international travel business.  However, Privileged Nevada was not a “predecessor entity” in the accounting or financial sense of the phrase.  Additionally, Privileged Nevada was a “related entity” only to the extent that Mr. Lykiardopoulos was an officer of both companies, and that Triton was a shareholder of both companies.  However, neither owns shares of the other, and as of the date of this letter, Privileged Nevada had no operations, assets, or liabilities.

The Company has clarified the relationship between Privileged Nevada and the Company in Amendment No. 2.

3.

We note your response to comment 3 from our letter dated October 3, 2012. Please incorporate your response into the disclosure of the Prospectus.

Response to Comment No. 3

The Company has incorporated in Amendment No. 2 a discussion of the reasons for the Company’s filing of the Registration Statement.

Business of the Company, page 3

4.

We note your disclosure at the bottom of page 3 regarding an investor who agreed to invest $5 million in your company. Please revise to disclose whether this investor is an affiliate of Triton or your company or would be considered a related party.

Response to Comment No. 4

The Company has revised its disclosure about the investor to state that the investor is not an affiliate of either Triton or the Company, and that the investor is not a “related party” under the Commission’s rules.

Information about Triton Distribution Systems, Inc., page 4

5.

We note your disclosure in the first full paragraph on page 5 that discusses Triton. Please explain what you mean by a web-based electronic catalog, primarily focused on travel service distribution. Please explain whether Triton is a GDS.

Response to Comment No. 5

The Company has revised its disclosure to provide more information relating to Triton’s business, and how it will provide to Privileged, through the ReservationExpert software, an electronic brochure listing travel options from which Privileged’s Members will be able to choose trips and tours.  The Company has removed the phrase “web-based electronic catalog” for purposes of clarity.  Additionally, the Company has explained that Triton is not a GDS, and has provided additional information about Triton’s services as an aggregator of travel that will use the services of the major GDSs to provide services to Privileged.

Travel Services Agreement, page 5

6.

We note your disclosure on page 5 regarding the Travel Agreement with CIGT. Please provide a timeline for the operational milestones and disclose the costs necessary to achieve them.

Response to Comment No. 6

The Company has revised its disclosure to provide the operational milestones relating to the Travel Agreement, consisting principally of the development of the Chinese travel websites, and the anticipated costs of such development.  Because the Company has not finalized its agreement with the service provider to develop the websites, the Company has provided its best estimates as to the necessary costs.

Description of our Business, page 26

7.

We note from the disclosure on page 26 you will charge a relatively low annual membership fee and offer significant benefits. For instance, a Majestic Membership at $115.00 allows a member to a free debit card, discounted fares, 2 free days at Disney Land or World, 3 free airport shuttle services, 2 nights at Las Vegas, and 2 days on Amtrak. Given the substantial discounts and benefits you are offering for $115.00, provide more details on the benefits (such as how much of a debit card you will offer) and the feasibility of offering these benefits when commencing your operations (when you may not have the scale necessary to offer these benefits).

Response to Comment No. 7

The Company has revised its disclosure in Amendment No. 2 to clarify the benefits of the different levels of Memberships that are offered, and to provide additional detail about the specific benefits offered to the Travel Club Members.  Additionally, the Company has explained the different types of agreements it is negotiating with the vendors of certain of the services provided at the different levels of membership.

As to the scalability issue, first, the Company has noted that it will not offer any level of membership until it has entered into the agreements necessary to provide all of the benefits of that level of membership.  Additionally, as structured, the perks of any given level can be broken into two broad categories: those benefits that the Member receives upon joining the Privileged Travel Club, and those to which the Member has a right during the year of membership.

In connection with all of the levels of Memberships, there are certain costs that will be incurred by the Company for the items that the Members will receive upon joining: the debit card, the passport folder, and the flight bag (for those levels to whom this item is provided).  The Company has clarified in Amendment No. 2 that the debit card will have no cash value until the Member deposits funds into the account.  In other words, the Company is not providing a debit card with cash available; rather, the Company will provide a card and an account that the Member can use, which will not be limited to travel related purchases.  The Members may choose not to deposit any funds into the account, in which case the card would have no value. Some Members may take advantage of this option.  However, the Company’s management has been in negotiations with banks to provide these cards, which would be a benefit to the banks in light of potential additional customers.  The Company has noted that it has been in negotiation with several banks to provide these debit cards and accounts.  The other tangible, physical benefits, namely the passport folder and the flight bag, are built in to the cost of each level of Membership.

Many of the other perks, the ones to which the Members are entitled during their year of membership, are in the nature of items that are not an up-front cost to the Company, but that can still be paid for out of the Membership fees.  For example, if someone joins at the Majestic level, he or she receives the right to one room for two nights in Las Vegas.  If the Member chooses to take advantage of this offer, she would contact the Company, which has connections with several hotels in Las Vegas, and would book the room at a discounted rate.  The hotel would send a voucher for the room to the Member, with a copy to the Company, but the voucher would be for the room charge only.  The Member would pay all other incidentals of the trip, including taxes, meals, entertainment, shows, gaming, etc.  Although the hotel would be providing the room at a discount, it would benefit from the incidentals.  The cost of the room would be paid out of the Membership fee, but would not be paid unless or until the Member chooses to take advantage of this perk.

By way of additional information, in the travel industry, airlines, hotel chains, and other major travel vendors frequently provide incentives to travel companies, such as Privileged, based on potential customers.  For example, Privileged’s management has been in negotiations with several airlines and hotel chains, discussing the list of 9 million potential Travel Club members. No guarantees have been made about the anticipated conversion of these potential members to paying Members, and in most cases, no guarantees are asked for because the airlines and hotel vendors do not incur any significant costs per customer until those customers book travel or rooms.  If Privileged management negotiates with an airline for a 10% discount on airfares for Privileged’s Members, based on a potential membership base of just 1% of the 9 million potential members, the airline won’t have to provide discounted travel until it receives the benefit of the 90% payment, without having to incur any advertising costs or to contact Privileged’s Members directly.  Similarly for hotel rooms, if Privileged’s management contacts a hotel chain, and arranges a deal for a certain number of rooms per quarter or per year at a discounted rate, the hotel only has to sell the rooms at the discount if Privileged provides the paying customers.

For Membership perks such as discounted passes to Disneyland and Walt Disney World, the Company’s management has been in negotiations with the Disney company relating to a discount on park entrance passes.  However, the situation here is similar to those of the airlines and hotels, in that Disney does not have to sell the passes at a discount unless or until Privileged provides paying customers who will pay the remainder of the price.  (Disney arguably is in a better situation than that of the airlines or hotels because (with certain exceptions) they have no limit on inventory, and can sell as many park passes as there are purchasers.)

The Company has also clarified that many of the other discounts, including Amtrak, discounts on airfares, discounts on hotel rooms, and other discounts, are subject to certain limitations, including availability and certain time restrictions (holiday travel vs. non-holiday travel, for example), and that additional information will be provided to potential members on the Company’s website.  Upgrades to the Company’s website, including updates to the information about the memberships, are continuing, and the Company will not offer memberships at any level until it has made arrangements to offer all the benefits relating to that particular level.

As such, because the actual initial costs of items that need to be provided to Members upon their joining, as compared to those that are part of the process of providing travel services, are relatively low, and because the Company will not sell any level of membership until it has entered into all agreements necessary to provide the benefits of a particular level of membership, Management believes that it will be able to provide all of the benefits and discounts offered from the first Member forward.

Conclusion

Effectiveness of this Registration Statement is critical to the Company.  As noted in the Registration Statement, the Company has an investor willing to provide $5,000,000 in funding to the Company upon the effectiveness of this Registration Statement.  As such, the Company respectfully requests the Staff to review this response letter as quickly as possible, with a view to the Commission allowing the registration statement to go effective as early as November 13, 2012, if possible.  The Company will file a formal request for acceleration of effectiveness upon confirmation from the Staff that no further revisions to the registration statement are required.

Additionally, the Company also acknowledges that requests for acceleration of the effective date of the Registration Statement must be submitted at least two business days in advance of the requested effective date.

Finally, the undersigned acknowledges, on behalf of the Company:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gregory Lykiardopoulos, Chairman of the Company, or Park Lloyd, counsel to the Company, at (801) 415-3000, if you have any additional questions or wish to discuss any matters with respect to this letter or Amendment No. 2.

Very truly yours,

Privileged World Travel Club, Inc.

By:  /s/ Gregory Lykiardopoulos

Gregory Lykiardopoulos, Chairman